Exhibit 99.1

ROCKFISH SEAFOOD GRILL, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2025 and December 25, 2024
with Report of Independent Auditors

ROCKFISH SEAFOOD GRILL, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2025 and December 25, 2024

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Plano Office 5908 Headquarters Drive Suite 300 Plano, Texas 75024 469.776.3610 Main whitleypenn.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
Rockfish Seafood Grill, Inc.

Opinion

We have audited the consolidated financial statements of Rockfish Seafood Grill, Inc. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2025 and December 25, 2024, and the related consolidated statements of operations, changes in stockholder’s deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 25, 2024, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Plano, Texas

March 13, 2026

ROCKFISH SEAFOOD GRILL, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 25,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$382,919	$235,577
Inventories	74,985	103,249
Prepaid expense and other current assets	67,231	78,497
Total current assets	525,135	417,323

Property and equipment, net	984,993	1,203,102
Right of use asset - operating leases	2,202,812	2,767,539
	3,187,805	3,970,641
Total Assets	$3,712,940	$4,387,964

Liabilities and Stockholder’s Deficit
Current liabilities:
Accounts payable	$427,511	$574,891
Accrued expenses and other liabilities	452,184	483,722
Operating lease liabilities, current portion	863,118	860,405
Related party debt, current portion	11,271,720	10,601,613
Related party accrued interest	5,895,947	4,865,910
Total current liabilities	18,910,480	17,386,541

Non-current liabilities:
Related party debt, net of current portion	2,251,000	2,251,000
Operating lease liabilities, net of current portion	1,625,525	2,261,516
Total liabilities	22,787,005	21,899,057

Commitments and contingencies

Stockholder’s deficit
Common stock, $.001 par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	1	1
Additional paid-in capital	9,029,237	9,029,237
Accumulated deficit	(28,103,303)	(26,540,331)
Total stockholder’s deficit	(19,074,065)	(17,511,093)

Total Liabilities and Stockholder’s Deficit	$3,712,940	$4,387,964

See accompanying notes to consolidated financial statements.

ROCKFISH SEAFOOD GRILL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	December 31,	December 25,
	2025	2024
Restaurant revenues	$15,115,349	$15,563,104
Complementary sales	556,992	518,559
Restaurant revenues, net	14,558,357	15,044,545

Cost of revenues	4,254,879	4,460,095
Gross profit	10,303,478	10,584,450

Operating cost and expenses
Restaurant expenses	8,721,602	9,058,113
Depreciation and amortization of property and equipment and intangibles	432,277	461,151
General and administration	953,544	1,121,937
Pre-opening expenses	-	128,556
Total operating costs and expenses	10,107,423	10,769,757

Operating income (loss)	196,055	(185,307)

Other income and (expenses)
Closed store income, net	25,837	-
Other expense	-	(12,552)
Related party interest expense	(1,746,164)	(1,611,229)
Total other expense	(1,720,327)	(1,623,781)

Provision for franchise taxes	38,700	38,700

Net loss	$(1,562,972)	$(1,847,788)

See accompanying notes to consolidated financial statements.

ROCKFISH SEAFOOD GRILL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S DEFICIT

Years Ended December 31, 2025 and December 25, 2024

	Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance at December 27, 2023	1,000	$1	$9,029,237	$(24,692,543)	$(15,663,305)
Net loss	-	-	-	(1,847,788)	(1,847,788)
Balance at December 25, 2024	1,000	1	9,029,237	(26,540,331)	(17,511,093)
Net loss	-	-	-	(1,562,972)	(1,562,972)
Balance at December 31, 2025	1,000	$1	$9,029,237	$(28,103,303)	$(19,074,065)

See accompanying notes to consolidated financial statements.

ROCKFISH SEAFOOD GRILL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,	December 25,
	2025	2024
Operating Activities:
Net loss	$(1,562,972)	$(1,847,788)
Adjustments to reconcile net loss to net cash provided (used in) by operating activities:
Depreciation and amortization	432,277	461,151
Non-cash interest expense on related party debt	1,746,164	1,611,229
Non-cash lease costs	791,854	1,109,904
Gain on lease modification	-	(275,657)
Gain on disposal of property and equipment	(71,717)	-
Changes in operating assets and liabilities:
Inventories	28,264	1,457
Prepaid expenses and other current assets	11,266	4,824
Accounts payable, accrued expenses and other liabilities	(224,938)	(403,680)
Operating lease liabilities	(860,405)	(1,117,731)
Net cash provided by (used in) operating activities	289,793	(456,291)

Investing Activities:
Purchases of property and equipment	(142,451)	(583,900)
Net cash used in investing activities	(142,451)	(583,900)

Net increase (decrease) in cash and cash equivalents	147,342	(1,040,191)

Cash and cash equivalents, beginning of year	235,577	1,275,768

Cash and cash equivalents, end of year	$382,919	$235,577

Supplemental cash flow information:
Cash paid during the year for interest	$46,020	$183,081

Cash paid during the year for state income taxes	$38,700	$38,700

See accompanying notes to consolidated financial statements.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and December 25, 2024

A. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Rockfish Seafood Grill, Inc., is a Delaware Corporation formed on June 18, 2008, for the purpose of acquiring the net assets of Rockfish Seafood Grill, LLC. on July 28, 2008. Rockfish Seafood Grill Inc. owns 100% of Rockfish Beverage Corporation, Inc. (collectively, the “Company”). The Company operated 6 and 7 restaurants in Texas under the name of Rockfish Seafood Grill as of December 31, 2025 and December 25, 2024, respectively. Rockfish Seafood Grill, Inc. is 100% owned by Rockfish Holdings, LLC (“Parent”). The consolidated financial statements include the accounts of Rockfish Seafood Grill, Inc. and its 100% owned subsidiary. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

The Company normally reports on a 52-week year; however, fiscal year 2025 was a 53-week year and began on December 26, 2024 and ended December 31, 2025. Fiscal year 2024 began on December 28, 2023 and ended on December 25, 2024.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less and credit card clearing accounts to be cash equivalents. At December 31, 2025 and December 25, 2024, the Company had no such investments. The Company maintains deposits primarily in one financial institution, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Inventory

Inventories consist of food, beverages, and alcohol, and are stated at the lower of cost using the first-in, first-out method, or net realizable value.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A. Nature of Operations and Summary of Significant Accounting Policies – continued

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, and amortization. Depreciation and amortization are charged to expense on the straight-line basis over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the expected lease term or their respective estimated useful lives. The estimated lease term is based on the likely period of the leasing arrangement including renewal periods.

The Company capitalizes all direct costs of constructing and readying new restaurant locations as construction in progress. Once the construction is completed, the total costs are transferred to the various categories of capital assets and are amortized on a basis consistent with similar assets.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Restaurant equipment	5-10 years
Furniture, fixtures, and computer equipment	3-7 years

Leases

The Company has leases for its restaurant spaces, and during a portion of 2025 had a lease for the office space. A lease provides the lessee the right to control the use of an identified asset for a period of time in exchange for consideration. Operating lease right-of-use assets and finance lease right-of-use assets (collectively “ROU assets”) represent the Company’s right to use an underlying asset for the lease term. Operating lease liabilities and finance lease liabilities (collectively, “lease liabilities”) represent the Company’s obligation to make lease payments arising from the lease. The Company determines if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company excludes short-term leases having initial terms of 12 months or less from ROU assets and lease liabilities and recognizes rent expense on a straight-line basis over the lease term. Operating leases are included in right of use asset – operating leases and operating lease liabilities on the accompanying balance sheets.

Most operating leases contain renewal options that provide for rent increases based on prevailing market conditions. The company’s leases do not contain lease extension terms which are likely to be extended. The terms used to calculate the ROU assets and lease liabilities include only the renewal options that the Company is reasonably certain to exercise.

The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate, which is based on the weighted average borrowing rate at lease inception. ROU assets include any lease payments required to be made prior to commencement and exclude lease incentives. Both ROU assets and lease liabilities exclude variable payments not based on an index or rate, which are treated as period costs. The Company’s lease agreements do not contain residual value guarantees, restrictions or covenants.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A. Nature of Operations and Summary of Significant Accounting Policies – continued

Leases – continued

The Company’s restaurant lease agreements contain lease and non-lease components, which are accounted for as a single lease component. For these leases, there may be variability in future lease payments as the amount of non-lease component is typically revised from one period to the next. These variable lease payments, which are primarily comprised of common area maintenance, utilities, taxes, and other related fees that are passed on from the lessor in proportion to the leased space, are recognized in operating expenses in the period in which the obligation for those payments was incurred.

Long-Lived Assets Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimate future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

There were no impairment indicators during the years ended December 31, 2025 or December 25, 2024, and no impairment charge was recorded.

Revenue Recognition

The Company’s revenue is primarily generated from the sale of food, beverage, and alcohol and is recognized when the product is sold as this is the point in time that control of the product transfers to the customer. Revenue is presented net of any taxes collected from customers and remitted to government entities. Customer payments are generally due at the time of sale.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A. Nature of Operations and Summary of Significant Accounting Policies – continued

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance Accounting Standards Codification (“ASC 740”), Income Taxes. The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term “more-likely-than-not” means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to the management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. The Company recognizes interest and penalties on income taxes as a component of income tax expense. The Company did not incur any penalties or interest during 2025 or 2024.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes collected from customers and remitted to governmental authorities are presented in the accompanying consolidated statements of operations on a net basis and accordingly, are not included in revenues.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2025 and December 25, 2024, totaled $79,314 and $95,474, respectively, and are included in restaurant expenses in the accompanying consolidated statements of operations.

Pre-Opening Expenses

Salaries, personnel training costs, and other expenses of opening new restaurants are charged to expense as incurred.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A. Nature of Operations and Summary of Significant Accounting Policies – continued

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations.

B. Liquidity Matters and Management’s Plans

The Company incurred a net loss of approximately $1,563,000 during the year ended December 31, 2025, and $1,848,000 during the year ended December 25, 2024. On December 31, 2025, the Company had a working capital deficiency of approximately $18,385,000, including related party debt and accrued interest of approximately $17,168,000. During the year ended December 31, 2025, the Company had cash flow provided by operations of approximately $290,000.

In March 2015, the Company restated its related party note to increase the face value of the note to $6,517,686, to remove the financial covenants under the agreement and to extend the maturity date of the note to March 31, 2018.

In June 2015, the Company restated its related party note with Princeton Capital Corporation (“Princeton”), the majority owner of Rockfish Holdings, LLC, to reduce the face value of the note to $5,950,000 and amend the interest rate to be 14% payable quarterly with the ability of the Company to pay in kind up to 6% of the interest payments. The note is currently in default.

Additionally, in June 2015, the Company also entered into a revolving promissory note with Princeton in the amount of $1,250,000. The revolving promissory note has been amended to bring the maximum balance to $1,491,000 on December 28, 2016, and increased to $2,251,000 on December 28, 2022. The note bears interest at 8%, matured June 29, 2017, and was extended to December 31, 2021. Effective December 31, 2024, Princeton extended the maturity date to December 31, 2027, and maintained the maximum balance at $2,251,000.

During the years ended December 31, 2025 and December 25, 2024, the Company paid down prior year accrued interest and current year interest payments on the revolving promissory note.

The Company’s majority owner, Princeton, has shown continued willingness not to require repayments of debt or accrued interest. Management estimates cash on hand and cash flows from operation will provide the Company with adequate cash available to operate the business for at least 12 months from the issuance of the consolidated financial statements.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

C. Property and Equipment

Property and equipment consist of the following:

	December 31, 2025	December 25, 2024
Leasehold Improvements	$4,799,480	$5,558,544
Furniture, fixtures and computer equipment	750,262	810,810
Restaurant equipment	1,339,163	1,548,415
	6,888,905	7,917,769
Less accumulated depreciation and amortization	(5,903,912)	(6,714,667)

Property and equipment, net	$984,993	$1,203,102

Depreciation expense of property and equipment for the years ended December 31, 2025 and December 25, 2024, totaled $432,277 and $461,151, respectively.

D. Related Party Debt and Accrued Interest

In June 2015, the Company restated its related party note with Princeton to reduce the face value of the note to $5,950,000 and amended the interest rate to be 14% payable quarterly with the ability of the Company to pay in kind up to 6% of the interest payments (see Note B).

Additionally, in June 2015, the Company also entered into a revolving promissory note with Princeton in the amount of $1,250,000. The revolving promissory note has been amended to bring the maximum balance to $1,491,000 on December 28, 2016, and increased to $2,251,000 on December 28, 2022. The note bears interest at 8%, matured June 29, 2017, and was extended to December 31, 2021.

Effective December 31, 2024, Princeton extended the maturity date to December 31, 2027, and maintained the maximum balance of $2,251,000.

As of December 31, 2025, the remaining outstanding debt with Princeton consists of a $5,950,000 senior secured promissory note. This note matured March 31, 2018 and has not been extended. In addition to the principal balance on the note, an additional $5,321,720 and $4,651,613 of paid in kind interest has been added to the note as of December 31, 2025 and December 25, 2024, respectively. Together the revolving promissory note and the senior secured promissory note have accrued $5,895,947 and $4,865,910 of unpaid interest as of December 31, 2025 and December 25, 2024, respectively.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

E. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and two state jurisdictions. Deferred taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities.

The temporary differences that give rise to the Company’s deferred tax assets and liabilities are approximately as follows:

	December 31, 2025	December 25, 2024
Rent	$62,000	$54,000
Other	1,252,000	1,092,000
Property and equipment	270,000	316,000
Related party interest	2,342,000	1,985,000
Net operating loss carryforward	2,974,000	2,962,000
Net deferred tax before valuation allowance	6,900,000	6,409,000
Valuation allowance	(6,900,000)	(6,409,000)
Net deferred tax asset	$-	$-

Differences between statutory income tax rates and the Company’s effective income tax rate for the years ended December 31, 2025 and December 25, 2024, were primarily caused by the increase in the valuation allowance, which at December 31, 2025 and December 25, 2024, totaled approximately $6,900,000 and $6,409,000, respectively, amounts not deductible for income tax purposes and other adjustments. The valuation allowance increased by approximately $491,000 from December 25, 2024 to December 31, 2025.

The Company has a federal net operating loss carry forward of approximately $14,162,000 on December 31, 2025. The net operating loss carryforward may be limited because of ownership changes as defined in Section 382 of the Internal Revenue Code.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

F. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	December 31, 2025	December 25, 2024
Payroll and payroll related	$341,201	$272,280
Accrued taxes	22,125	160,396
Sales and use taxes	88,858	51,046
Total	$452,184	$483,722

G. Leases

The Company has leases for its office and restaurant spaces. Most operating leases contain renewal options that provide for rent increases based on prevailing market conditions. The Company has lease extension terms for our office spaces that have either been extended or are likely to be extended. The terms used to calculate the ROU assets and lease liabilities for these properties include the renewal options that the Company is reasonably certain to exercise.

Total operating lease costs were approximately $1,160,000 and $1,466,000 for the years ended December 31, 2025 and December 25, 2024 and were included within restaurant expenses in the accompanying consolidated statements of operations for the years then ended.

Management revised the method in which estimates related to lease extensions are accounted for; resulting in a gain of $275,657 which was included within restaurant expenses in the accompanying consolidated statement of operations for the year ended December 25, 2024.

The components of lease operating costs during the years ended December 31, 2025 and December 25, 2024 are approximately as follows:

	2025	2024
Operating lease cost	$792,000	$1,110,000
Variable lease cost	166,000	356,000
Short-term lease cost	202,000	-
Total operating lease costs	$1,160,000	$1,466,000

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

G. Leases – continued

Maturities of operating lease liabilities as of December 31, 2025, are as follows:

2026	$863,118
2027	883,891
2028	456,424
2029	262,450
2030	180,852
Thereafter	241,136
Total lease payments	2,887,871
Less present value discount	(399,228)
Lease liabilities	$2,488,643

Weighted average lease term and discount rate as of December 31, 2025 and December 25, 2024, are as follows:

	2025	2024
Weighted average remaining lease term (years)
Operating leases	3.93	4.75
Weighted average discount rate
Operating leases	8.00%	8.00%

H. Significant Estimates and Concentrations

GAAP requires disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Litigation

The Company may be subject to various claims and legal proceedings that arise in the ordinary course of its business from time to time. The Company will make provision for a potential liability when it is both probably that a liability has been incurred, and the amount of the loss can be reasonably estimated. No provision related to claims or litigation was recorded at December 31, 2025 or December 25, 2024.

Vendor Concentrations

Purchases from two vendors represented approximately 75% of the Company’s cost of revenues for the years ended December 31, 2025 and December 25, 2024.

I. Subsequent Events

Subsequent events have been evaluated through March 13,2026, the date the consolidated financial statements were available to be issued.